SMSA GAINESVILLE ACQUISITION CORP.
5956 Sherry Lane, Suite 100
Dallas, Texas 75225

July 29, 2013

STRICTLY CONFIDENTIAL

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn: James Allegretto, Senior Assistant Chief Accountant

Re:    SMSA Gainesville Acquisition Corp.
Item 4.01 Form 8-K
Filed July 24, 2013
File Number 000-53803

Dear Mr. Allegretto:

SMSA Gainesville Acquisition Corp., or SMSA Gainesville, is in receipt of the Commission’s letter dated July 26, 2013 regarding the Public Company Accounting Oversight Board’s (“PCAOB”) revocation of the registration of S.W. Hatfield, CPA as a public accounting firm. In response to the Commission’s request stated in the last paragraph of the afore referenced correspondence SMSA Gainesville supplementally advises that it intends to engage a PCAOB registered public accounting firm to re-audit its financial statements previously audited by S.W. Hatfield for such periods as may be required prior to filing any future filings with the Commission.

If you have any questions please contact the undersigned.

Very truly yours,

/s/ Paul Interrante
Paul Interrante
Chief Executive Officer